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Follow-Up Materials

07023777

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS:

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-2 FISCAL YEAR:

(03/94)

ADB

Asian Development Bank

RECEIVED

2007 MAY -8 A 10:03

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2007

ASIAN DEVELOPMENT BANK
Post Office Box 789
Manila Central Post Office
0980 Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

In February 2007, ADB fully redeemed its 4.875% US$ Global Bonds of 2002/2007 with principal amount of US$2,000,000,000.

There was no sale of primary obligations in the United States in the first quarter of 2007.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the first quarter ended 31 March 2007 have not been approved by the ADB's Board of Directors. This Periodic Report will be provided when the financial statements have been approved.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

<u>Resolution No. 320</u>
<u>Membership of Georgia</u>

Effective 2 February 2007, Georgia became the 67th member of ADB.

ADB

Asian Development Bank

Board of Directors

Sec.M11-07
2 February 2007

Membership of Georgia

1. On 25 August 2006, the Board of Governors adopted Resolution No. 320 (Resolution) entitled "Membership of Georgia and Increase in Authorized Capital Stock". The Resolution specifies 31 December 2006 or such later date as the Board of Directors may determine as the date by which the membership should become effective; the Board subsequently approved the later date of 31 March 2007.

2. In accordance with paragraph 8 of the Resolution, Georgia shall become a member of ADB on the date on which The Secretary of ADB certifies in writing that the conditions precedent to membership stated in paragraph 7 of the Resolution have been satisfied.

3. Georgia has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Resolution, and has satisfied on 2 February 2007 the other conditions precedent to membership stated in paragraph 7 of the Resolution. Therefore, a Certificate of Membership dated 2 February 2007 was issued by The Secretary pursuant to paragraph 8 of the Resolution. Attached is a copy of the Certificate referred to above.

ADB

Asian Development Bank

Office of the Secretary

2 February 2007

CERTIFICATE

THIS IS TO CERTIFY that Georgia has paid the first installment of its subscription in accordance with paragraphs 2, 3, 4 and 5 of the Board of Governors' Resolution No. 320 entitled "Membership of Georgia and Increase in Authorized Capital stock," adopted on 25 August 2006, and that the other conditions precedent to membership specified in paragraph 7 of the Resolution have been satisfied. Accordingly, pursuant to paragraph 8 of the Resolution, Georgia becomes a member of the Asian Development Bank as of the date of this Certificate.

Jeremy H. Hovland
The Secretary of the Bank

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4920
Fax +63 2 636 2481

information@adb.org
www.adb.org

Annex A

ADB NEWS RELEASES (First Quarter 2007)	
DATE	PARTICULARS
30-Mar-07	Preparations Underway for Major Water Summit
30-Mar-07	ADB Annual Meeting Media Guidelines Issues
29-Mar-07	CAREC Officials Discuss Deeper Cooperation
27-Mar-07	Developing Asia to Post Robust Growth in 2007-2008, ADB Says
27-Mar-07	The Pacific Region to Grow Modestly in 2007, ADB Says
27-Mar-07	Philippines to Maintain Modest Growth of 5.4% in 2007
27-Mar-07	Southeast Asian Growth to Ease in 2007, ADB Says
27-Mar-07	South Asia's Growth to Remain Strong in 2007-2008, Says ADB
27-Mar-07	Despite Easing Oil Prices, Central Asia's Growth to Remain Strong in 2007-2008, Says ADB
27-Mar-07	Growth in East Asia to Ease Slightly, but Will Remain Solid, ADB Says
27-Mar-07	India's Economic Growth to Moderate in 2007, ADB Says
27-Mar-07	PRC's Economic Growth to Moderate, but Remain High, ADB Says
26-Mar-07	APEC Holds First Investment Schemes and Hedge Funds Seminar in Beijing
21-Mar-07	ADB Supporting Infrastructure Development in India with $50 Million Loan
21-Mar-07	Launch of Asian Development Outlook 2007
20-Mar-07	ADB to Assist in Expansion of Colombo Port
20-Mar-07	Mekong Countries Forge Landmark Transport Agreement
19-Mar-07	Winners of Asia and Pacific Student Essay Competition Gather in Kyoto
16-Mar-07	ADB and Cambodian Government Renew Commitment to Saving Southeast Asia's Largest Freshwater Lake
13-Mar-07	Development Banks Urge Partnership with Private Sector on Climate Change and Set up Working Group on Fragile States
13-Mar-07	ADB and Singapore Working Together to Address Asia's Urban Crisis
12-Mar-07	Mongolia's Urban Poor to Take Charge of Own Development
08-Mar-07	ADB Celebrates International Women's Day with New Efforts to Address Gender Issues
07-Mar-07	Radio Dramas Help in HIV/AIDS Fight
05-Mar-07	ADB Partners with Wolfensohn Center for Development to Assist Central Asia
02-Mar-07	ADB Helping Central Asian Gateway Expand Coverage
01-Mar-07	UN/ADB Tackling Inequalities in East, South-East Asia
28-Feb-07	Mobilizing National and Regional Action to Achieve MDGs in Asia
26-Feb-07	Spain Contributes Additional 2 Million Euros to Spanish Cooperation Fund for Technical Assistance
23-Feb-07	ADB Provides $10 Million Grant for Kyrgyz Vocational Education
22-Feb-07	Improving Livelihoods for Disadvantaged Groups in Nepal's Eastern Hills
21-Feb-07	ADB Promoting Cooperation on Hazardous Waste Management in South Asia
19-Feb-07	ADB Launching Major Public Finance Knowledge Center in Manila
16-Feb-07	Waste Management Offers Asia Massive Business Opportunities, Conference Hears
15-Feb-07	ADB Funds Water Quality Study in West Tarum Canal
14-Feb-07	Meeting to Focus on Waste and Resource Management in East and Southeast Asia
13-Feb-07	ADB, UN-HABITAT Doubles Grant Levels to Raise Water Investments for Urban Poor
12-Feb-07	ADB to Invest Up to $3 Million to Support SMEs in the PRC
12-Feb-07	ADB Launches Innovative 'B Loan' to Support Natural Gas Distribution in People's Republic of China
09-Feb-07	Innovative Project to Improve Livelihoods of Rural Women in Kyrgyz Republic
08-Feb-07	$250 Million Loan to Support Philippines Policy Reforms
07-Feb-07	Winners Announced in Asia and Pacific Student Essay Competition
07-Feb-07	Knowledge Management Forum Opens Tomorrow at ADB
07-Feb-07	ADB Closes S$250 Million and RM500 Million Notes in Singapore and Malaysia
06-Feb-07	ADB and Germany Launch Initiative to Address Asia's Urban Challenges
06-Feb-07	Expanding Microfinance Outreach to the Poorest in Pakistan
05-Feb-07	Asian Urbanization Global Priority, ADB Vice President Tells Manila Conference
05-Feb-07	Inter-Agency Meeting Explores Foundations for PRC Rural Safety Net
02-Feb-07	Project Planned to Expand Hydropower in Bhutan
01-Feb-07	Setting up Commission to Optimize Energy Management in Afghanistan
01-Feb-07	Conference to Explore Cooperation on Asia's Urban Challenges

ADB NEWS RELEASES (First Quarter 2007)	
DATE	PARTICULARS
31-Jan-07	ADB to Help Raise Rural Incomes and Production in Tajikistan
31-Jan-07	Belgium in EURO10 Million Debt Swap for Pakistan Quake Reconstruction
30-Jan-07	International Roundtable to Discuss Improving Results from Aid
30-Jan-07	Slight Drop in Fraud, Corruption, and Misconduct Complaints to ADB
29-Jan-07	ADB Helping Plan Lanzhou-Chongqing Rail Project in China
29-Jan-07	Expanding China's Passenger Rail System
25-Jan-07	$42.8 Million Assistance Package for Philippines to Help Improve Marine Resources and Coastal Livelihoods
24-Jan-07	ADB VP Calls for Strong Leadership, Better Governance on Water Management
23-Jan-07	Access to Energy Key to Reducing Poverty, ADB Official Tells Delhi Summit
22-Jan-07	ADB to Study Power Trade Potential to Afghanistan and Pakistan
19-Jan-07	Senior ADB Officials to Address Delhi Sustainable Development Summit
19-Jan-07	Innovative Project to Improve Livelihoods of Rural Women in Kyrgyz Republic
19-Jan-07	NGO-Government Partnerships Breaking New Ground in PRC Poverty Reduction, Forum Hears
18-Jan-07	ADB Helping Build Sustainable Livelihoods in Coastal Areas of Sindh, Pakistan
17-Jan-07	Grant to Train Rural Bhutanese in Income-Earning Trades
16-Jan-07	Online Media Accreditation Opens for ADB's 40th Annual Meeting in Kyoto
16-Jan-07	Eminent Speaker at ADB Addressing Water Management Challenges
15-Jan-07	Time to Forge Ties to Achieve East Asia's Stability and Prosperity, ADB President Says at Summit
14-Jan-07	ADB President Meets with PRC Premier
12-Jan-07	President Kuroda Participates in Two Regional Cooperation Summits
11-Jan-07	ADB Promoting Increased Flow of Transit and Trade in Afghanistan
10-Jan-07	Tsunami Reconstruction Progressing in India, Joint Report Says
09-Jan-07	ADB to Support Teacher Training in Viet Nam
09-Jan-07	ADB Revises Lending Rates on US Dollar and Yen Loans
08-Jan-07	ADB to Help Modernize Mongolia's Customs System
08-Jan-07	Norway Contributes Additional Nkr15 Million to ADB's Poverty and Environment Fund
05-Jan-07	ADB Funding Study of Sustainable Urban Transport in Asia
05-Jan-07	ADB to Receive Funds from Cities Alliance for Urban Poor
03-Jan-07	ADB-Funded Railway Modernization Project Completed
02-Jan-07	Boosting Agriculture Science and Technology in Viet Nam

Source: ADB's official website (http:// www.adb.org)

END